February 25, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Mr. Lyn Shenk, Branch Chief

Re:    The Scotts Miracle-Gro Company
Form 10-K
Filed November 20, 2013
File No. 001-11593
Dear Mr. Shenk:
We are preparing our response to the comment received from the staff of the U.S. Securities and Exchange Commission by e-mail dated February 10, 2014, regarding our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 filed on November 20, 2013, and will submit our response no later than March 4, 2014.
If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 937-578-5970.

Sincerely,
/s/ IVAN C. SMITH
Ivan C. Smith Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer